Exhibit 99.71

RIO ALTO CLOSES US$25 MILLION FINANCING FOR MINE EXPANSION

For Immediate Release	October 21, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has completed definitive documentation for a US$25 million increase in its existing gold prepayment facility (the “Prepayment Facility”) with Red Kite EXP 1 (“RKE”) and concurrently drew down the full amount available under the Prepayment Facility. The funds will principally be used to increase daily mine production at the La Arena Gold Oxide Mine during 2012 from the initially planned 24,000 tonnes of ore to pad per day to 36,000 tonnes of ore per day.

Settlement of the US$25 million increase in the Prepayment Facility will be by delivery of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce.

Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted RKE a charge over substantially all of the Company’s assets.

The Company paid cash fees for arranging the financing of US$750,000, for deferral of deliveries of US$312,500 and a US$100,000 fee for the waiver of certain conditions in the Prepayment Facility.

Anthony Hawkshaw, CFO and Director stated “We’ve enjoyed a good relationship with RKE and are pleased to be able to call on their support to increase gold oxide production without diluting our shareholders’ interest in the much more significant copper/gold sulphide project.”

Rio Alto will provide a revised gold oxide resource and reserve statement and provide an update on the copper/gold sulphide project feasibility study before the end of 2011.

The increase in the Prepayment Facility remains subject to the final acceptance of the TSX Venture Exchange.

About Red Kite:

The Red Kite group is one of the largest commodity investment firms focused exclusively on the metals sector and operates from offices in Denver, Hamilton, Hong Kong, London, New York, Shanghai and

Sydney. Red Kite’s RK Mine Finance Fund provides mining companies with project financing and metal offtake agreements for the initiation or expansion of mine production. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

This news release contains certain forward-looking information including statements concerning the expected increase in gold oxide ore production and the provision of a revised gold oxide resource and reserve statement and copper/gold sulphide feasibility study update. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604.628.1401	Phone: +1 604.628.1401
Phone: +511.625.9900	Fax: + 1 866.393.4493
Fax: + 1 866.393.4493	Email: alejandrag@rioaltomining.com
Email: tonyh@rioaltomining.com
Web: www.rioaltomining.com

RED KITE CONTACT:

Todd Fogarty
Phone: +1 212.521.4854
Email: todd.fogarty@kekst.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.